U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

MIKE THE PIKE PRODUCTIONS INC.
(Exact name of registrant as specified in its charter)

WYOMING	47-2131970
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

9419 East San Salvador; Suite 105-B8 Scottsdale, AZ 85258
 (Address of principal executive offices, zip code)

310.986.2734
Registrant’s telephone number, including area code

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, $0.001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

FORWARD LOOKING STATEMENTS

This Form 10 contains forward-looking information. This document contains forward-looking statements. Any statements contained in this document that are not statements of historical fact may be deemed to be forward-looking statements. You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as “may”, “will”, “should”, “expects”, “anticipates”, “contemplates”, “estimates”, “believes”, “plans”, “projects”, “predicts”, “potential” or “continue” or the negative of these similar terms. In evaluating these forward-looking statements, you should consider various factors, including the following: (a) those risks and uncertainties related to general economic conditions, (b) whether we are able to manage our planned growth efficiently and operate profitably, (c) whether we are able to generate sufficient revenues or obtain financing to sustain and grow our operations, and (d) whether we are able to successfully fulfill our primary requirements for cash. The Company’s actual results may differ significantly from the results projected in the forward-looking statements. The Company assumes no obligation to update forward-looking statements.

FORM 10 INFORMATION

ITEM 1. BUSINESS

Overview

Our principal offices are located at 9419 East San Salvador; Suite 105-B8; Scottsdale, AZ  85258.  Our telephone number is 310.986.2734 and our official website is www.mtpprods.com.

History

MIKE THE PIKE PRODUCTIONS INC.   (the “Company”) operates as a media holdings company with an active focus in the entertainment industry,  including  motion picture/entertainment content development, production & distribution, graphic novels, and literary assets. Mike The Pike Productions Inc. has one wholly owned subsidiary and one limited partnership. Saint James Films, LLC (“SJF”) is a wholly owned subsidiary which is a genre/grindhouse cinema studio that develops, produces, and licenses genre films for worldwide markets. The company has produced and/or acquired seven feature films to date with two in pre-production currently. Features in the SJF library are currently generating nominal revenues. The Limited Partnership is Spokefish Entertainment which is a graphic novel partnership between Mike The Pike Productions Inc. and Spoke Lane Entertainment that publishes graphic novel assets toward sales and film rights/screen adaptions.

Mike The Pike Productions Inc., originated as a company called Reflexor Inc. This was a corporation, located in New York, New York and was formed on Oct 16, 1997. Reflexor, Inc.’s operations consisted of managing and distributing prepaid card products, specifically development of prepaid phone cards.  On August 15th, 2001, John Riddle resigned and Michael Paloma was appointed President & CEO. Paloma announced as Director in the Articles of Incorporation that the Company would be renamed Advanced Bodymetrics Corporation. Advanced Bodymetrics Corporation(TM) was a high technology company dedicated to developing products for monitoring vital functions of the human body and displaying such data via a wristwatch or simple arm monitor. Advanced Bodymetrics Corporation's research and development employed advanced, proprietary sensor technologies for health and fitness use. On January 24, 2002 Advanced Bodymetrics Corporation acquired ICM Telecommunications, Inc. Douglas Hamby was named President  & CEO of ICM Telecommunications Inc. ICM Telecommunications was a rapidly growing supplier of prepaid, stored value debit cards on a national and international basis through its partnership with Secure Financial Solutions.  ICM Telecommunications underwent a name change and was called eHoldings Technology Inc.  The name change reflects an expansion of the company's business plan to include global monitoring systems, in addition to its focus on debit cards and telecommunications applications. On December 26th 2007 Douglas Hamby Resigned and Kevin May was appointed as President and CEO of the Company which then changed its name toPine Ridge Holdings, Inc.  Pine Ridge Holdings was a property management/real estate development and technology development holding company. Pine Ridge Holdings had four operating businesses in its portfolio and was evaluating other management and/or acquisition opportunities in Indiana, Ohio, Michigan, Arizona, and North Carolina. On April 24th 2009 Kevin May resigned and concurrently appointed Mark B. Newbauer as CEO of the Company. May also transferred ownership of the Company’s controlling shares to Mark B. Newbauer. On August 5th, 2009, the name was changed from Pine Ridge Holdings, Inc. to Mike The Pike Productions, Inc. On October 5, 2010 a merger was formed with Mike The Pike Merger Sub, a business corporation organized under the laws of the State of Wyoming, to redomicile the company in Nevada and Mike The Pike Productions, Inc. survived the merger as a Wyoming Company.

Business

Mike The Pike Productions Inc. is a Wyoming Corporation with headquarters in Scottsdale, Arizona. The Company’s primary operations include motion picture/entertainment content development, production & distribution, graphic novels, and literary assets. The Company chooses its endeavors carefully and projects are initiated when commercial prospects are reasonably assured and investment risk is mitigated. As well, management takes responsibility for personally evaluating content, budgets, historical data, current trends, branding and talent with a passion and focus for the creative process on everything we do.

The company currently consists of:

●   Mike The Pike Productions Inc.: An independent studio that develops and produces entertainment content for worldwide markets. As well, the Company has a focus on identifying and securing literary assets toward adaptation to film/television/new media.

●   Saint James Films: wholly owned subsidiary: A genre/grindhouse cinema studio that develops, produces and licenses highly entertaining genre films for worldwide markets. The company has produced and/or acquired 7 feature films to date.

●   Spokefish Entertainment: A graphic novel partnership between Mike The Pike Productions Inc. and Spoke Lane Entertainment which publishes graphic novel assets toward sales and film rights/screen adaptations. The Company has a 50% interest in the partnership.

We are in the development stage and consequently the Company is subject to risks associated with development stage companies, including the need for additional financing; the uncertainty of the Company's technology and intellectual property resulting in successful commercial products or services as well as the marketing and customer acceptance of such products or services; competition from larger studios and dependence on strategic partnerships. To achieve successful operations, the Company will require additional capital to finance the acquisition of film and literary properties, development of new media properties, marketing and the creation and rendering of ‘third’ screen content (tablets, mobile phones, etc.)

Competition

Competition in the entertainment industry is staggering for a number of reasons. First and foremost, for a development stage company or any one studio/production company that is not an established studio, thousands of quality films and otherwise worldwide, are produced, but overshadowed by larger films given Legacy studios’ (Disney, Lionsgate, Warner Brothers, etc.) access to deep pocket financing inclusive of P&A (prints and advertising budgets). As well, the overall costs to produce and deliver a feature film have decreased dramatically. This means there are exponentially more films on the market each year, leading to increased supply and decreased demand, particularly in the independent film market.

As well, competition among entertainment delivery platforms has intensified as they continue to evolve. As Plunkett Research reports, smartphones are now used more and more for entertainment purposes, including games, videos and TV-like programming. Broadband to the home has matured into a true mass-market medium, while wireless broadband systems such as Wi-Fi are enhancing the mobility of entertainment and media access. A serious evolution of access and delivery methods will continue at a rapid-fire pace, and media companies will be forced to be more nimble than ever. Mobile TV is taking a large step forward thanks to new technologies and platforms that provide programming to cellphones, laptops and other mobile devices. The implications of these changes are staggering. The business models upon which most entertainment companies have traditionally run are becoming obsolete. Revenue from traditional advertising is in jeopardy while revenue from subscription-based business models is soaring. Online advertising is growing rapidly.

Forecasted Sales and Operations:

By December, 2014 "Mike The Pike Productions Inc. strives to achieve revenues in excess of $50,000.

Our brand will have positioned itself toward becoming a competing "mini-major" studio and we will have formed strategic partnerships to ensure sustainable leveraged opportunities as well as increased brand awareness and credibility.

•	For EOY 2015 total sales are expected to exceed $500,000

•	For EOY 2016 total sales are expected to exceed $1,000,000

•	For EOY 2017 total sales are expected to exceed $2,500,000

Mike The Pike Productions Inc., and/or its subsidiaries, partnerships, will also pursue the goals below:

•	Understand customer habits, competition and overall, the ever-evolving entertainment and new media industries, toward becoming a successful, contending mini-major studio.
•
Harvest an operating new media division including website(s) and/or channel(s) featuring both original and licensed content. The division will seek to acquire seed-stage or established new media channels or concepts to build its asset base and expand its overall market reach.

•
Identify and acquire film/tv/new media rights to literary properties with the intent to develop projects independently and/or partner with larger companies/studios to leverage overall potential for financial return, wherever possible.

•
Create a sustainable production flow in its subsidiary, Saint James Films, LLC, creating and/or acquiring up to 12 salable projects per year with the intention of building relationships with up and coming talent while building the company's title library toward additional worldwide licensing revenues.

•	Develop revenue and profit goals for each business and make each accountable for specific revenue and profitability goals.
•	Streamline business processes to operate economically. Reduce the overall expenditures.
•
Produce, Executive Produce or otherwise significantly participate, financially and/or creatively as Mike The Pike Productions Inc. in motion pictures (film, television, new media) with worldwide distribution as follows, where possible: 1 motion picture endeavor in 2014, 2-3 motion picture endeavors in 2015 and at between 3-5 feature films.  Mike The Pike Productions Inc. may also exceed these projections if financing, partnerships or otherwise allow.

We are confident that our stated goals can be reached, based on the experience of our management team as well as our creative and professional alliances, all of which have extensive experience in the entertainment industry, particularly the world of feature films and television. Mike The Pike Productions Inc. has a track record for identifying strong prospects for financial return and has already secured positions in industry-relevant motion picture(s) and literary asset(s) with vested equity toward speculative returns. The company has weathered, to date, significant changes in and evolution of the entertainment industry as a whole, including increased supply, shift in viewing behavior and buying habits and a highly competitive distribution landscape. The company's projects have been prudently managed where such authority is designated and has been successful in securing an attractive projects base during the recent economic down turn toward sustainable long-term growth.
.
Future Acquisitions

Over the next twelve months, Mike The Pike Productions Inc. intends to option or acquire additional literary rights and to launch principal photography on one or more feature films, one or more new media channels and to monetize projects it currently has an active or passive stake in, including feature film, White Space, George R.R. Martin's The Skin Trade, The Saint James Films library and R.E.M., a graphic novel the Company is executive producing in a partnership with Spoke Lane Entertainment, with whom it is producing at least 2 additional books.

We also intend to enter into negotiations with leading entertainment companies with similar objectives and technologies relating to the creation and exhibition of motion pictures, with the objective of exploring possible joint ventures and mergers to combine synergies and expertise in the ever-evolving industry.

INDUSTRY OVERVIEW

Mike The Pike Productions Inc. aims to foster continued success in an industry which provides inspiration, awareness, entertainment and multiple streams of revenue.

Global Motion Picture & Movie Industry

The global motion picture and entertainment industry is expected to reach close to $87 billion, according to Marketline. Market growth is forecast to slow to a yearly rate of -0.3% through 2015, to under $86 billion. Box office sales represent the leading market segment, generating close to $32 billion, or over 36% of the overall market in terms of value.

Theatrical motion pictures involve the production, distribution and exhibition of movies. The industry is competitive, with various players from major studios and national exhibition chains as well as independent production companies, distributors and art houses. The motion picture market refers not only to the theatrical sector but also to other sectors like home video, video games, pay television, merchandising and network television.

Cited from: http://www.reportlinker.com/ci02089/Motion-Pictures-and-Movie.html

Key Market Segments

Filmed entertainment revenue will surpass US$100bn in 2017 as emerging markets drive growth. Globally, filmed entertainment revenue will rise at a CAGR of 4.5% from US$88.3bn in 2013 to US$110.1bn in 2018, passing US$100bn in 2017. While some of this expansion will be driven by growing demand in emerging markets, notably China, mature markets such as the US, the UK and Japan will also continue to grow.

OTT/streaming services will deliver the fastest rates of growth. OTT/streaming will see the fastest rates of growth (28.1% CAGR), rising from US$6.6bn globally in 2013 to US$22.7bn by 2018, and will exceed revenue from physical sell-through by 2018.

Though Hollywood films will still dominate, the distribution of video content will continue to evolve. In the next five years, while big-budget Hollywood movies will still appear first in a cinema, release windows elsewhere will continue to contract and evolve. As new players enter the market and new platforms grow in popularity, traditional distribution models will be disrupted.
The US market for TV subscriptions and license fees was estimated to be worth almost $74.4 billion last year, and is predicted to reach $83 billion by 2017. Number of households are to reach 108 million households by 2018.

TV advertising spending is projected to grow from $63.8 billion last year to $66.8 billion this year and $81.6 billion in 2017. TV is the largest advertising medium in the US, accounting for 38% of total advertising revenues last year. Terrestrial broadcasting remains the domain of the big 4 networks (ABC, CBS, NBC, and Fox), but the multichannel sector (led by TBS, Discovery, and USA Network) represented 35% of TV advertising revenues last year.

Global consumer books revenue grew in 2013 after years of decline, as the increase in e-books revenue surpassed the fall in print. Global consumer books revenue will increase at a CAGR of 0.9% to US$64.9bn in 2018.

 The global online movie market is expected to reach almost $4.45 billion by 2017, according to research from GIA. Moving forward, market growth will be fuelled by broadband internet, increasing rentals and 3D movies. The number of movies available online is growing steadily, along with the online movie consumer base. With outfits such as Netflix and Apple facilitating movie downloads and viewing, consumers are quick to choose movies to rent or buy for home viewing. With movie theater outings becoming an increasingly expensive option, consumers are moving towards the trend of movie viewing at home, especially in the context of the economic recession.

The global online movie ticketing services industry is expected to reach almost $14 billion by 2017, according to research from GIA. Factors fuelling the market include the popularity of digital 3D screens. In 2010, global movie ticket sales reached $32 billion, representing more than a $2 billion increase in two years. Online movie booking is made easier by theaters detailing available seats, as done by sites like Moviefone and Fandango. The market has also benefited from broadband internet penetration, and the popularity of mobile devices, which mean consumers have easy access constantly.

Key Market Segments data Cited from: http://www.reportlinker.com/ci02089/Motion-Pictures-and-Movie.html

Regional Markets

The US movie and entertainment industry is expected to grow at a yearly rate of around -4% between 2010 and 2015, according to research from Marketline. This would bring the market to over $24 billion by the close of 2015. Video sales represent the leading market segment, generating close to $12 billion, or 40% of the overall market.

Industry Leaders

MPAA member studios such as Paramount, 20th Century Fox, Warner Bros., Sony, Universal and Disney continue to dominate the industry. Leading players operating in the global motion pictures industry include companies offering movies online, such as Rovi, Sony, Walmart, Amazon, Computer Entertainment, Microsoft, Apple and Netflix. Companies in the online movie tickets market include Cinemark, CineStar, Inox Leisure, Fandango, KyaZoonga, MovieFone, Cineplex Entertainment, MovieTickets.com, BookMyShow and BIG Cinemas.

Cited from: http://www.reportlinker.com/ci02089/Motion-Pictures-and-Movie.html

Market Outlook

The global movie industry continues to see huge growth, fuelled by the popularity of films, rising consumer income and technological developments. In 2016, the market is expected to reach a worth of just over two trillion U.S. dollars. In 2015, the entertainment and media market in the United States is expected to be worth over $589 billion U.S. dollars.

Cited from http://www.statista.com/statistics/237749/value-of-the-global-entertainment-and-media-market/

The production and distribution of film and television is facilitated by developments in technology, with digital technology in particular revolutionizing the industry. As digital technology allows distribution to take place through fiber-optic cable or satellites, the future of movie theaters will be increasingly hassle free, perhaps one day breaking away completely from physical film, cutting the transport costs associated with metal film canisters.

ITEM 1A.  RISK FACTORS.

Risk Factors Related to Operations

Investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

The entertainment industry in general, and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in the costs of producing and distributing motion pictures. In addition, the theatrical success of a motion picture remains a crucial factor in generating revenues in other media such as videocassettes and television. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

The Company’s success will depend partly upon the ability of management to produce content of exceptional quality at a lower cost, which can compete in appeal with higher-budgeted films of the same genre. In order to minimize this risk, management plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contracts with satisfactory terms, and the continued participation of the current management.

The Company’s focus is in Film, Television and New Media projects, including Literary Assets in the form of film/series rights.  Direct ownership in the Motion Picture industry includes many risks including: declines in demand vs. supply of Film Production, reduction or elimination of tax incentives in certain locales, economic downfall of one or more major purchasing territories, audience/buyer unpredictability, inability to collect on receivables, etc..  An economic downturn could have a material adverse effect on the Film Production markets, which in turn could result in the Company not achieving its investment objectives.

Film/Television/New Media investments are subject to varying degrees of risk. The yields available from investments in Film Production depend on the amount of income and capital appreciation generated by the related projects. Income and Film Production returns may also be adversely affected by such factors as applicable laws, distributor/sales agent efficacy and the availability of tax incentives in filming locales.

Filmed Entertainment Development Risks. The Company will engage in Film, Television & New Media Production development, including investment in literary assets.  As a result, the Company will be subject to the risks normally associated with motion picture industry activities.  Such risks include, without limitation, risks relating to the availability of cast and crew, the cost and timely completion of film, television & new media projects and the availability of pre-sales, tax incentives and institutional financing on favorable terms.  These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the financial condition and results of operations of the Company.

Uninsured Losses.  Although the Company intends to arrange for or verify the existence of the appropriate insurance coverage for each project in which it holds an interest, including a completion bond on any film budgeted over $1m, there are certain types of losses (generally of a catastrophic nature, such as wars, terrorism, earthquakes and floods) that are either uninsurable or not economically insurable. Should any such uninsured risk occur or cause the destruction or damage of any project, including the ability to finish said project or should a hazard insured against occur where the loss is in excess of insurance limits or should the insurance company be unable to pay the claim, both invested capital and potential profits could be lost.

No Assurance of Receivables or Cash Distributions.  There is no assurance that Film, Television & New Media Production investment will appreciate in value, maintain their present values, or be sold at a profit. The marketability and value of the projects will depend upon many factors beyond the control of the Company. There is no assurance that there will be a ready market for these properties, since investments in real property are generally illiquid, nor is there any assurance that sufficient cash will be generated from operations.

Limited Number of Projects.  It is expected that the Company will invest in or manage a limited number of productions.  A consequence of a limited number of projects is that the aggregate returns realized by the Company may be substantially adversely affected by the unfavorable performance of a small number of such investments.

Availability and Ability to Acquire Suitable Investments.  The identification of attractive partnerships, projects or investments is difficult and involves a high degree of uncertainty. While the Company believes that many attractive investments of the type in which the Company may partake are currently available, there can be no assurance that such investments will be available when the Company agrees to act on said investments, or that available investments will meet the Company’s investment criteria.  Although the Company believes it can successfully execute the strategy of the Company there is no assurance that the Company will be able to find suitable investments or, if found, that the Company will be able to generate superior returns.

Illiquid Investments.  The Company’s projects are long-term investments which are primarily illiquid. Company may invest in assets for which no liquid market exists or that are subject to legal or other restrictions of transfer.  The Company may not be able to sell assets when it desires to do so or to realize what it perceives to be their fair value in the event of a sale.

No Return for a Period of Years.  Even if the Company’s endeavors or investments prove successful, they may not produce a realized return for a period of years.

Lack of Diversification.  The Company is not subject to any restrictions with respect to investments in any particular industry, geography or type of investment.  The Company may have a non-diversified portfolio of operations and may have large amounts of Company assets invested in a small number of investments. Unlike most of the major studios, which are part of large diversified corporate groups with a variety of other operations, we currently depend primarily on the success of our feature films and other properties. For example, unlike us, many of the major studios are part of corporate groups that include television networks and cable channels that can provide stable sources of earnings and cash flows that offset fluctuations in the financial performance of their feature films. Our lack of a diversified business model could adversely affect us if our feature films or other properties fail to perform to our expectations.

The Company may be unable to manage its future growth. If the company cannot successfully manage the growth, the company may run out of money and fail.

Any extraordinary growth may place a significant strain on management, finance, operating and technical resources. Failure to manage this growth effectively could have a materially adverse effect on the Company's financial condition or the results of its operations.

As our business grows, we will need to attract additional managerial employees, which we might not be able to do.

We have only two officers and directors. In order to grow and implement our business plan, we would need to add managerial talent in sales, technical, and finance to support our business plan.  There is no guarantee that we will be successful in adding such managerial talent.

The Company may retain independent contractors or consultants due to capital constraints to help grow the business. If these resources do not perform, the Company may have to cease operations and you may lose your investment.

The Company's management may decide due to economic reasons to retain independent contractors to provide services to the Company. Those independent individuals have no fiduciary duty to the shareholders of the Company and may not perform as expected.

Risk Factors Related to Our Common Stock and Market Liquidity

There is no public market for our securities and an active trading market may not develop.

We cannot predict the extent to which this filing will lead to the development of an active trading market on the OTC Bulletin Board or otherwise or how liquid that market might become. An active public market for our Common Stock may not develop or be sustained.. If an active public market does not develop or is not sustained, it may be difficult for our current shareholders to sell their shares of Common Stock at a price that is attractive to them, or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares and the price of our common stock may fluctuate significantly.

Once our shares begin trading, the market price for our common stock is likely to be volatile, in part because trading of  our shares was halted by the SEC and FINRA. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•           changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the nutraceutical industry;
•           changes in key personnel;
•           entry into new geographic markets;
•           actions and announcements by us or our competitors or significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;
•           investors’ perceptions of our prospects and the prospects of the entertainment industry;
•           fluctuations in quarterly operating results, as well as differences between our actual financial and operating results and those expected by investors;
•           the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;
•           announcements relating to litigation;
•           financial guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
•           changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;
•           the development and sustainability of an active trading market for our common stock;
•           future sales of our common stock by our officers, directors and significant stockholders; and
•           changes in accounting principles affecting our financial reporting.

These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below historic prices.

The stock markets and trading facilities, including the OTC Bulletin Board, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many e-cigarette companies. In the past, stockholders of some companies have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

The Company may issue more shares in connection with future mergers or acquisitions, which could result in substantial dilution to existing shareholders.

Our Certificate of Incorporation authorizes the issuance of 2,249,000,000 shares of common stock. Any future merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then-current stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a future business combination or otherwise, dilution to the interests of our stockholders will occur, and the rights of the holders of common stock could be materially and adversely affected.

We cannot assure you that the common stock will become liquid or that it will be listed on a securities exchange.

We cannot assure you that we will be able to meet the initial listing standards of any stock exchange, or that we will be able to maintain any such listing. Until the common stock is listed on an exchange, we expect that it would be eligible to be quoted on the OTC Bulletin Board, the OTC Markets (including OTCQB and OTCQX), another over-the-counter quotation system, or in the “pink sheets.” In those venues, however, an investor may find it difficult to obtain accurate quotations as to the market value of the common stock. In addition, if we failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

Even if publicly-traded in the future, our common stock may be subject to “Penny Stock” restrictions.

If our common stock becomes publicly-traded and our stock price remains at less than $5, we will be subject to so-called penny stock rules which could decrease our stock's market liquidity. The Securities and Exchange Commission has adopted regulations which define a "penny stock" to include any equity security that has a market price of less than $5 per share or an exercise price of less than $5 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery to and execution by the retail customer of a disclosure statement written suitability relating to the penny stock, which must include disclosure of the commissions payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, the broker/dealer must send monthly statements disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Those requirements could adversely affect the market liquidity of such stock. There can be no assurance that if our common stock becomes publicly-traded the price will rise above $5 per share so as to avoid these regulations.

There may be deficiencies with our internal controls that require improvements, and we will be exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

It may be time consuming, difficult and costly for us to develop and implement the additional internal controls, processes and reporting procedures required by the Sarbanes-Oxley Act. Currently, as a small company, we maintain our internal controls through a segregation of duties between our executive officers.  Although one member of our Board of Directors has limited experience as officers of publicly-traded companies, much of that experience came prior to the adoption of the Sarbanes-Oxley Act of 2002. Additionally, the Company’s officers and directors do not have experience in management of a publicly reporting company. This may be inadequate to have internal controls as we will rely heavily on direct management oversight of transactions, along with the use of external legal and accounting professionals.   We may need to hire additional financial reporting, internal auditing and other finance staff in order to develop and implement appropriate additional internal controls, processes and reporting procedures.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we are required to prepare assessments regarding internal controls over financial reporting and, furnish a report by our management on our internal control over financial reporting. We have begun the process of documenting and testing our internal control procedures in order to satisfy these requirements, which is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. While our management is expending significant resources in an effort to complete this important project, there can be no assurance that we will be able to achieve our objective on a timely basis. Failure to achieve and maintain an effective internal control environment or complete our Section 404 certifications could have a material adverse effect on our stock price.

In addition, in connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In the event that a material weakness is identified, we will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that we identify. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we may identify, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Reporting requirements may utilize a substantial portion of our cash and reduce the period of time we can survive on our available cash reserves prior to generating significant revenue.

We will incur ongoing costs and expenses for SEC reporting and compliance. Management anticipates that within 3 months of the date of the distribution, an application will be filed with FINRA for the public trading of our common stock on the OTC Bulletin Board or the OTC Markets, but there is no assurance that the Company's common stock will be quoted on the OTC Bulletin Board or the OTC Markets or any other exchange or trading facility To be eligible for quotation on the OTCQB or OTCBB, issuers must remain current in their filings with the SEC.  Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement.  Securities already quoted on the OTCQB that become delinquent in their required filings will be removed following a 30 day grace period if they do not make their required filing during that time. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. We estimate that our costs we expect to incur as a public company will be $40,000 for the twelve months following the effective date of this registration statement. Without increased revenues or financing, we may be unable to absorb such costs, resulting in inability to timely file reports and consequently result in our stock being traded on the “pink sheets,” which, in turn, will adversely affect any active trading market for our common stock and limit how liquid that market may be.

ITEM 2. FINANCIAL INFORMATION

Consolidated Financial Statements

December 31, 2013 and 2012

2451 N. McMullen Booth Road Suite.308 Clearwater, FL 33759 Toll fee: 855.334.0934 Fax: 800.581.1908

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Mike the Pike Productions, Inc.

We have audited the accompanying consolidated balance sheets of Mike the Pike Productions, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mike the Pike Productions, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  DKM Certified Public Accountants
      DKM Certified Public Accountants

Clearwater, Florida
October 17, 2014

PCAOB Registered
AICPA Member

Mike The Pike Productions, Inc.
CONSOLIDATED BALANCE SHEETS
December 31, 2013 and 2012

	2013	2012

ASSETS
Current Assets
Cash	$2,595	$-
Total Current Assets	2,595	-

Fixed Assets
Furniture and equipment net of depreciation	720	1,080
Other Assets
Intangible asset, net of amortization (Note 4)	374,166	403,499
Investment in Partnership (Note 10)	42,083	41,395
Total Other Assets	416,249	444,894

TOTAL ASSETS	$419,564	$445,974

LIABILITIES AND STOCKHOLDERS’ EQUTIY (DEFICIT)

LIABILITIES
Current Liabilities
Cash Overdraft	$-	$295
Accrued Taxes Payable	9,404	9,404
Accrued Interest Payable	233,528	147,579
Accrued Salaries ( Note 5)	60,000	-
Due to related party (Note 9)	87,052	86,364
Notes Payable (Note 6)	793,435	778,285
Derivative Liability	700,276	662,324
Total Current Liabilities	1,883,695	1,684,251

TOTAL LIABILITIES	1,883,695	1,684,251

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred Stock, $.001par value 100,000,000 Authorized 2,378,999 Issued and Outstanding at December 31, 2013 and December 31, 2012.	2,378	2,378
Common Stock, $.001 par value 2,249,000,000 Authorized 2,146,000,000 Issued and Outstanding at December 31, 2013 and December 31, 2012.	2,146,000	2,146,000
Additional paid-in-capital	(933,058)	(939,058)
Accumulated Deficit	(2,679,451)	(2,447,597)
Total Stockholders’ Equity (Deficit)	(1,464,131)	(1,238,277)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$419,564	$445,974

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2013 and 2012

	2013	2012

REVENUES:	$40,011	$19,475

Total Revenues	40,011	19,475

OPERATING EXPENSES:
General and Administrative:

Amortization and depreciation	29,693	29,693
Salaries	60,000	143.621
Development Costs	32,352	44,579
Professional Fees	27,975	5,100
Other General and administrative expense	7,792	195,266
Total Operating Expenses	157,812	418,259

Net operating loss	(117,801)	(398,784)

OTHER INCOME (EXPENSE)
Finance and interest fees	(85,951)	(94,163)
Loan Discounts	(26,265)	(59,742)
Change in derivative liability	(1,837)	-
Other Income	-	382

NET INCOME (LOSS)	$(231,854)	$(552,307)

Basic and Diluted Loss per Common Share	$(0.00)	(0.00)

Weighted Average Number of Common Shares Outstanding	2,146,000,000	2,305,048,288

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2013 and 2012

	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(231,854)	$(552,307)
Adjustments to reconcile net loss to net cash provided
By operating activities:
Preferred stock compensation	-	113,284
Issuance of common stock for services	-	100,000
Issuance of note payable for consulting fees	25,000	7,500
Amortization	29,333	29,333
Depreciation	360	360
Capital contribution of rent	6,000	6,000
Capital contribution of salary to equity	-	25,000
Discounts on potential loan conversions	26,265	59,742
Change in derivative liability	1,837	-
Changes in operating assets and Liabilities:
Increase/ (decrease) in cash overdraft	(295)	295
Increase/ (decrease) in taxes payable	-	9,169
Increase/ (decrease) in accounts payable	-	(6,500)
Increase/ (decrease) in accrued salaries	60,000	-
Increase/ (decrease) in accrued interest payable	85,949	94,165
Net cash used in operating activities	2,595	(113,959)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments to partnership	(688)	(17,546)
Net cash provided by (used in) investing activities	(688)	(17,546)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans from stockholder	688	71,115
Proceeds from common stock sales	-	38,000
Net cash provided by (used in) financing activities	688	109,115

Net increase (decrease) in cash and cash equivalents	2,595	(22.390)

Cash and cash equivalents - beginning of period	-	22,390

Cash and cash equivalents - end of period	$2,595	$-

Interest Paid	-	-
Income Taxes Paid	-	-

NON CASH INVESTING AND FINANCING ACTIVITIES:
Conversion of Debt as contribution of capital	-	$727,911
Issuance stock issuable from 2011	-	$22,500
Assumption of debt by Stockholder	-	$144,715
Issuance of stock and loan for intangible asset	-	$225,000
Issuance of stock for loan	-	$38,250
Capital contribution of salary	-	$190,000

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
For Years Ended December 31, 2013 and 2012

	Preferred Shares		Common Stock		Issuable	Additional Paid-In	Accummulated	Total Stockholders'
	Shares	Value	Shares	Amount	Stock	Capital	Deficit	Equity

Balance - December 31, 2011	2,015,715	$2,015	2,081,127,791	$2,081,127	$22,500	$(2,379,482)	$(1,895,290)	$(2,169,130)

Issuance of Preferred shares for Consulting Agreement	113,284	113				113,171		113,284

Issuance of restricted shares for Promissory notes			55,555,556	55,556		(50,556)		5,000

Issuance of shares for purchase of St James Films	250,000	250				124,750		125,000

Cancellation of debt as contribution of capital						727,911		727,911

Contribution of Rent						6,000		6,000

Contribution of Accrued Salary						190,000		190,000

Return of Shares			(1,092,683,347)	(1,092,683)		1,092,683

Issuance of common stock for services			97,000,000	97,000		3,000		100,000

Issuance of shares for cash			275,000,000	275,000		(242,000)		33,000

Issuance of shares for cash in prior years			165,000,000	165,000	(22,500)	(142,500)

Issuance of restricted shares for Promissory Notes			565,000,000	565,000		(526,750)		38,250

Assumption of Debt and accrued interest by Stockholder						144,715		144,715

Net Loss December 31, 2012							(552,307)	(552,307)

Balance December 31, 2012	2,378,999	$2,378	2,146,000,000	$2,146,000	-	$(939,058)	$(2,447,597)	$(1,238,277)

Contribution of Rent						6,000		6,000

Net Loss December 31, 2013							(231,854)	(231,854)

Balance - December 31, 2013	2,378,999	$2,378	2,146,000,000	$2,146,000		$(933,058)	$(2,679,451)	$(1,464,131)

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION AND OPERATIONS

Mike The Pike Productions, Inc. (the “Company”) is the successor entity to the business of Pine Ridge Holdings Inc. a corporation formed in Nevada in 2001.

Prior to August, 2009 the Company was a Nevada corporation named Pine Ridge Holdings, Inc. engaged in the business of providing energy generation products.  On April 24th 2009 Kevin May resigned and transferred ownership of shares to Mark B. Newbauer who was appointed President and CEO.  On August 5th, 2009, the name was changed from Pine Ridge Holdings, Inc. to Mike The Pike Productions, Inc.

On December 6, 2009, the Company acquired all of the assets of Mike The Pike Productions, Inc. of Wyoming in exchange for 10,000,000 restricted shares of common stock.  Concurrently with the Acquisition, the management of the Wyoming Corporation took control of the Board of Directors of the Company and the assets of the Company related to the energy business were spun-off to entity controlled by the previous management of the Company.  On October 5, 2010 a merger was formed to re-domicile the company in Wyoming and Mike The Pike Productions, Inc. survived the merger as a Wyoming Company.

B. PRINCIPALS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries St. James Films LLC incorporated in the state of Nevada and ServeNation, Inc. (inactive) and 50% interest in Spokefish Publishing, LLP. All material inter-company balances and transactions were eliminated upon consolidation.

C. BASIS OF ACCOUNTING

The Company utilizes the accrual method of accounting, whereby revenue is recognized when earned and expenses when incurred.  The financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information.  As such, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments considered necessary for a fair presentation have been included and these adjustments are of a normal recurring nature.

D. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

E. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand; cash in banks and any highly liquid investments with maturity of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000.

F. COMPUTATION OF EARNINGS PER SHARE

Net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period.   Due to the net loss, the options and stock conversion of debt are not used in the calculation of earnings per share because the stock conversions and options are considered to be antidilutive.

G. INCOME TAXES

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company’s management has reviewed the Company’s tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore the implementation of this standard has not had a material effect on the Company.

H. REVENUE RECOGNITION

Revenue for license fees is recognized upon the execution and closing of the contract for the amount of the contract. Contract fees are generally due based upon various progress milestones. Revenue from contract payments are estimated and accrued as earned. Any adjustments between actual contract payments and estimates are made to current operations in the period they are determined.

I. FAIR VALUE MEASUREMENT

The Company determines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability.  US GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The established fair value hierarchy prioritizes the use of inputs used in valuation methodologies into the following three levels:

•
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

•
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

J. STOCK-BASED COMPENSATION

The Company measures and recognizes compensation expense for all share-based payment awards made to employees, consultants and directors including employee stock options based on estimated fair values.  Stock-based compensation expense recognized for the years ended December 31, 2013 and 2012 was $0 and $213,284 respectively.  Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that vest during the period.

Share-based compensation expense recognized in the Company’s consolidated statement of operations for the years ended December 31, 2012 included compensation expense for share-based payment awards granted in December 31, 2012.

K. SALES AND ADVERTISING

The costs of sales and advertising are expensed as incurred.  Sales and advertising expense was $0 and $0 for the years ended December 31, 2013 and 2012, respectively.

L. NEW ACCOUNTING PRONOUNCEMENTS

The Company reviews new accounting standards as issued. No new standards had any material effect on these financial statements. The accounting pronouncements issued subsequent to the date of these financial statements that were considered significant by management were evaluated for the potential effect on these consolidated financial statements. Management does not believe any of the subsequent pronouncements will have a material effect on these consolidated financial statements as presented and does not anticipate the need for any future restatement of these consolidated financial statements because of the retro-active application of any accounting pronouncements issued subsequent to December31, 2013 through the date these financial statements were issued.

M. FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at costs and consists of furniture and fixtures, computers and office equipment. We compute depreciation using the straight-line method over the estimated useful lives of the assets.  Expenditures for major betterments and additions are charged to the property accounts, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are charged to expense.

N. INTELLECTUAL PROPERTY

Intangible assets (intellectual property) are recorded at cost and are amortized over the estimated useful life of the asset.  Management evaluates the fair market value to determine if the asset should be impaired at the end of each year.

O. IMPAIRMENT OF LONG-LIVED ASSETS

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable.  Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.
Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances.
An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

NOTE 2 - GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.  At December 31, 2013, the Company had a loss from operations, for the year ended, of $231,854, an accumulated deficit of $2,679,451 and negative working capital of $1,857,233 The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern.

The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its common stock or debt financing in order to operate and grow the business.  There can be no assurance that the Company will be successful in raising such capital.  The key factors that are not within the Company's control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the Company's business plan, the ability to raise capital in the future, the ability to expand its customer base, and the ability to hire key employees to provide services.  There may be other risks and circumstances that management may be unable to predict.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 and December 31, 2012 consists of the following:

	December 31, 2013	December 31, 2012

Furniture and Fixtures	$1,800	$1,800
Less: Accumulated Depreciation	(1,080)	(720)
Net Property and Equipment	$720	$1,080

Depreciation expense for the year ended December 31, 2013 and 2012 was $360 and $360. Property and equipment are recorded at cost. Depreciation is computed on the straight-line method, based on the estimated useful lives of the assets of 5 years.

NOTE 4 – INTANGIBLE ASSETS

Intangible Assets at December 31, 2013 and December 31, 2012 consists of the following:

	December 31, 2013	December 31, 2012

Intangible Assets	$439,999	$439,999
Less: Accumulated Amortization	(65,833)	(36,500)
Net Intangible Assets	$374,166	$403,499

The Company invests in various intellectual properties such as short stories and novels to be developed into future movie projects.  By definition these intangible assets are amortized over a 15 year period.  Amortization expense for the years ended December 31, 2013 and 2012 was $29,333 respectively.

NOTE 5 – ACCRUED COMPENSATION

 The Company has entered into an employment agreement with its CEO to pay him an annual salary of $60,000.   This salary was accrued for the year ended December 31, 2013.   As of December 31, 2012, there are no amounts accrued for officer or director compensation and no amounts are owed to any individual for salaries or related liabilities.   During 2012, the CEO contributed his salary of $190,000 as capital contribution.

NOTE 6 –NOTES AND OTHER LOANS PAYABLE

On January 30, 2012 the company agreed to pay Saint James Films $100,000 in the form of a convertible promissory note with a term of one year at 10 % interest compounded semiannual.  In July of 2013 the Company signed a promissory note for $25,000 with William Eilers, an attorney providing various legal services.  The note becomes due on August 8, 2014 and carries a per annum interest rate of 14%. Beginning in 2011 the Company entered into a series of $7,500 with Shaun Deidrich that total $90,000.  They are demand notes carrying an 8% per annum interest rate. The company currently has convertible notes totaling $594,060 due to New Opportunity Business Solutions:

The following schedule is Notes Payable at December 31, 2013 and 2012:

Description	12/31/2013	12/31/2012

Convertible note payable, due January 27, 2013; interest at 10%	$100,000	$100,000
Convertible note payable due August 8, 2014; interest at 14%	25,000	-
Convertible note payable due January 12, 2013; interest at 8%	90,000	90,000
Convertible note payable due December 27, 2009; interest at 15%	200,000	200,000
Convertible note payable due December 27, 2010; interest at 12%	194,060	194,060
Convertible note payable due December 27, 2011; interest at 12%	200,000	200,000
Less: Discount on note payable	(15,625)	(5,775)

Total notes payable	$793,435	$778,285

Except for loan to the attorney, $25,000, the above loans are in default.

The Company evaluated the terms of the notes in accordance with ASC Topic No. 815 - 40, Derivatives and Hedging - Contracts in Entity’s Own Stock and determined that the underlying common stock is indexed to the Company’s common stock. The Company determined that the conversion features meet the definition of a liability and therefore bifurcated the conversion feature and accounted for it as a separate derivative liability. The Company evaluated the conversion feature for a beneficial conversion feature. The effective conversion price was compared to the market price on the date of the note and was deemed to be less than the market value of underlying common stock at the inception of the note. Therefore, the Company recognized a beneficial conversion feature, to the extent of the note, and applied as a debt discount to the Convertible Notes Payable and amortized to interest expense over the terms of the note.

The features of the notes resulted in the recognition of a derivative liability.  The Company valued the features using the Black-Scholes Model, which resulted in a potential liability of $700,276 at December 31, 2013.

Assumptions used in the derivative valuation were as follows:

Weighted Average:
Dividend rate	0.0%
Risk-free interest rate	.13%
Expected lives (years)	1.0
Expected price volatility	8.46%
Forfeiture Rate	0.0%

As of July 31, 2013 and 2012, the derivative liability consists of the following:

	December 31, 2013	December 31, 2012

Beginning Derivative Liability	$662,324	$656,549
Components:
Change in derivative liability	1,837	-

Debt discount assigned to convertible notes payable	36,115	5,775

Ending derivative liability	$700,276	$662,324

NOTE 7 –STOCKHOLDERS’ EQUIY/( DEFICIT)

AUTHORIZED SHARES & TYPES

The Company has authorized 100,000,000 shares of preferred stock at a par value of $0.001 at December 31, 2013.

The Company has authorized 2,249,000,000 shares of common stock at a par value of $0.001 at December 31, 2013.

The Company relies on capital raised through loans, private placement memorandums and to assist in the funding of operations.

During the year ended December 31, 2012, the Company issued 113,284 shares of Series A Preferred shares, in exchange for various consulting services at $113,284 of which $113,171was charged to Additional Paid in Capital.  Further, 250,000 shares of Series A Preferred shares at $125,000 were issued for the purchase of St. James Films, LLC.

During the year ended December 31, 2012 55,555,556 shares of restricted common stock, valued at $55,556 were issued to Hanover Holdings, LLC in exchange for debt used for general and administrative services.

In the months of June and July, 2012 various note holders reduced the principal and interest on notes resulting in a $727,911 addition to Additional Paid in Capital.

The Chief Executive Officer personally contributed $6,000 for the payment of rent for the years ended December 31, 2013 and 2012.  During the year ended December 31, 2012, the same individual agreed to contribute accrued salary in the amount of $190,000.  Both amounts increased Additional Paid In Capital.
During the year ended December 31, 2012, 1,092,683,347 shares of restricted common stock were returned by various shareholders.  The transaction increased Additional Paid Capital with no impact on the Stockholders’ deficit.

The Company issued 97,000,000 shares of restricted common stock to its’ CEO for compensation of $100,000.

During the year ended December 31, 2012, the Company issued 275,000,000 shares of restricted common stock, to Fairhills Capital Offshore in exchange for cash of $33,000.  There was a charge of $22,500 to Issuable Shares and $142,500 to Additional Paid in Capital with no impact on the Stockholders’ deficit.

During 2011 the Company received $22,500 for 165,000,000 shares of restricted common stock that were issued in 2012.

Further, during the year ended December 31, 2012 565,000,000 shares of restricted common stock, valued at $565,000 were issued to New Opportunity Business Solutions in exchange for the retirement of various promissory notes resulting in a $526,750 addition to Additional Paid in Capital and a reduction in Shareholders’ deficit of $38,250.

During the year ended December 31, 2012 the Chief Executive Officer assumed $144,715 of debt and accrued interest.  Correspondingly, the amount was charged to Additional Paid in Capital further reducing Shareholders’ deficit.

.NOTE 8 – INCOME TAXES

Deferred tax assets arising as a result of net operation loss carry forwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods.
Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company’s evaluation was performed for the tax years ended December 31, 2013 and 2012 for U.S. Federal Income Tax and for the State of Wyoming.

A reconciliation of income taxes at statutory rates with the reported taxes follows:

	December 31, 2013	December 31, 2012

Loss before income tax benefit	$231,854	$552,307
Expected income tax benefit	(78,800)	(185,800)
Non-deductible expenses	-	-

Tax loss benefit not recognized for book purposes, valuation allowance	$78,800	$185,800
Total income tax	$-	$-

The Company has net operating loss carry forwards in the amount of approximately $2,679,451 that will expire beginning in 2029.   The deferred tax assets including the net operating loss carry forward tax benefit of $2,679,451 total $917,200 which is offset by a valuation allowance.  The other deferred tax assets include accrued officer compensation, stock based compensation, and amortization.

The Company follows the provisions of uncertain tax positions. The Company recognized approximately no increase in the liability for unrecognized tax benefits.

The Company has no tax position at December 31, 2013 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2013. The open tax years are from 2009 through 2013.

NOTE 9 – RELATED PARTY TRANSACTIONS

As of December 31, 2013, the Company’s CEO Mark Newbauer had advanced personal funds in the amount of $87,052 to pay various operating expenses.  In addition the CEO personally assumed $144,715 in corporate promissory notes and interest during the year ended December 31, 2012.

NOTE 10 – INVESTMENT IN PARTNERSHIP

Commencing in 2010 the Company entered into a Partnership with Spoke Lane Entertainment which publishes graphic novel assets toward sales and film rights/screen adaptations.  The Company provided funds in the amount of $688 for the year ended December 31, 2013 and $17,546 for the year ended December 31, 2012 to pay various operating expenses.

NOTE 11 - COMMITMENTS

Office space for the Company has been provided by Mr. Newbauer, a stockholder and CEO as a capital contribution in the amount of $6,000 per year for the years ended December 31, 2012 and 2013.

NOTE 12 - SUBSEQUENT EVENTS

In April 2014, the Company issued 96,000,000 shares of restricted common stock valued at $24,000 for various consulting services to an outside third party advisory group.

Certain literary rights were purchased on behalf of the Company and the rights were assigned to a third party in exchange for passive participation in exploitation of the rights.

Consolidated Financial Statements

June 30, 2014 and December 31, 2013

2451 N. McMullen Booth Road Suite.308 Clearwater, FL 33759 Toll fee: 855.334.0934 Fax: 800.581.1908

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Mike the Pike Productions

We have reviewed the accompanying consolidated balance sheets of Mike the Pike Productions as of June 30, 2014, and the related consolidated statements of operations and stockholders' deficiency, and cash flows for the three and six months ended June 30, 2014 and 2013. These financial statements are the responsibility of the company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Mike the Pike Productions, Inc. as of December 31, 2013, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows for the year then ended (not presented herein); and in our report dated October 17, 2014, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2013, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DKM Certified Public Accountants
     DKM Certified Public Accountants

Clearwater, Florida
October 17, 2014

Mike The Pike Productions, Inc.
CONSOLIDATED BALANCE SHEETS

	June 30, 2014	December 31, 2013
	(Unaudited)
ASSETS
Current Assets
Cash	$-	$2.595
Total Current Assets	-	2,595
Fixed Assets
Furniture and equipment net of depreciation	540	720

Other Assets
Intangible asset, net of amortization	359,499	374,166
Investment in Partnership (Note 10)	44,383	42,083
Total Other Assets	403,882	416,249

TOTAL ASSETS	$404,422	$419,564

LIABILITIES AND STOCKHOLDERS’ EQUTIY (DEFICIT)

LIABILITIES
Current Liabilities
Cash Overdraft	$10	$-
Accrued Taxes	9,404	9,404
Accrued Interest Payable	275,193	233,528
Accrued Salaries ( Note 5)	90,000	60,000
Due to related party (Note 9)	88,352	87,052
Notes Payable (Note 6)	805,935	793,435
Derivative Liability	701,556	700,276
Total Current Liabilities	1,970,450	1,883,695

TOTAL LIABILITIES	1,970,450	1,883,695

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred Stock, $.001par value 2,249,000,000 Authorized 2,242,000,000 and 2,146,000,000 Issued and Outstanding at June 30, 2014 and December 31, 2013 respectively.	2,253	2,378
Common Stock, $.001 par value 2,249,000,000 Authorized 2,242,000,000 and 2,146,000,000 Issued and Outstanding at June 30, 2014 and December 31, 2013 respectively.	2,242,000	2,146,000
Additional paid-in-capital	(1,001,933)	(933,058)
Accumulated Deficit	(2,808,348)	(2,679,451)
Total Stockholders’ Equity (Deficit)	(1,566,028)	(1,464,131)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$404,422	$419,564

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

REVENUES	$-	$-	$-	$-

OPERATING EXPENSES
General and Administrative
Amortization and depreciation	7,423	7,423	14,847	14,847
Salaries	15,000	15,000	30,000	30,000
Professional Fees	24,000	475	26,500	475
Other General and administrative expense	(2,505)	2,923	2,106	4,524
Total Operating Expenses	43,918	25,821	73,453	49,846

Net operating loss	(43,918)	(25,821)	(73,453)	(49,846)

OTHER INCOME (EXPENSE)
Finance and interest fees	(20,832)	(21,008)	(41,664)	(42,016)
Loan Discounts	(6,238)	(16,890)	(12,500)	(16.890)
Change in derivative liability	(640)	(1.221)	(1,280)	(1,221)

NET INCOME (LOSS)	(71,638)	$(64,940)	$(128,897)	$(109,973)

Basic and Diluted Loss per Common Share	(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted Average Number of Common Shares Outstanding	2,215,626,374	2,146,000,000	2,181,005,525	2,146,000,000

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Six months ended June 30, 2014 and 2013
(Unaudited)

	Six Months Ended June 30,
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(128,897)	$(109,973)
Adjustments to reconcile net loss to net cash used in operations:
Issuance of restricted common stock for services	24,000	-
Amortization	14,667	14,667
Depreciation	180	180
Capital contribution of rent	3,000	3,000
Discounts on potential loan conversions	12,500	16,890
Change in derivative liability	1,280	1,221
Changes in operating assets and Liabilities:
Increase/ (decrease) in cash overdraft	10	1,999
Increase/ (decrease) in accrued salaries	30,000	30,000
Increase/ (decrease) in accrued interest payable	41,665	42,016
Net cash used in operating activities	(1,595)	-

CASH FLOWS FROM INVESTING ACTIVITIES
Payments to partnership	(2,300)	-
Net cash provided by (used in) investing activities	(2,300)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans from stockholder	1,300	-
		-
Net cash provided by (used in) financing activities	1,300	-

Net increase (decrease) in cash and cash equivalents	(2,595)

Cash and cash equivalents - beginning of period	2,595	-

Cash and cash equivalents - end of period	$-	$-

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
For The Six months ended June 30, 2014 and the Year Ended December 31, 2013

	Preferred Shares		Common Shares		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Value	Shares	Amount	Capital	Deficit	Equity

Balance- December 31, 2012	2,378,999	$2,378	2,146,000,000	$2,146,000	$(939,058)	$(2.447,597)	$(1,238,277)

Contribution of Rent					6,000		6,000

Loss for the year						$(231,854)	$(231,854)

Balance – December 31, 2013	2,378,999	$2,378	2,146,000,000	$2,146,000	$(933,058)	$(2,679,451)	$(1,464,131)

Contribution of Rent					$3,000		$3,000

Retirement of Preferred Shares	(125,000)	$(125)			(125)

Loss for the period						$(128,897)	$(128,897)

Issuance of Shares for Consulting			96,000,000	$96,000	$(72,000)		24,000

Balance – June 30, 2014 (Unaudited)	2,253,999	$2,253	2,242,000,000	$2,242,000	$(1,001,933)	$(2,808,348)	$(1,566,028)

The accompanying notes are an integral part of these financial statements.

Mike The Pike Productions, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2014 (Unaudited)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION AND OPERATIONS

Mike The Pike Productions, Inc. (the “Company”) is the successor entity to the business of Pine Ridge Holdings Inc. a corporation formed in Nevada in 2001.

Prior to August, 2009 the Company was a Nevada corporation named Pine Ridge Holdings, Inc. engaged in the business of providing energy generation products.  On April 24th 2009 Kevin May resigned and transferred ownership of shares to Mark B. Newbauer who was appointed President and CEO.  On August 5th, 2009, the name was changed from Pine Ridge Holdings, Inc. to Mike The Pike Productions, Inc.

On December 6, 2009, the Company acquired all of the assets of Mike The Pike Productions, Inc. of Wyoming in exchange for 10,000,000 restricted shares of common stock.  Concurrently with the Acquisition, the management of the Wyoming Corporation took control of the Board of Directors of the Company and the assets of the Company related to the energy business were spun-off to entity controlled by the previous management of the Company.  On October 5, 2010 a merger was formed to re-domicile the company in Wyoming and Mike The Pike Productions, Inc. survived the merger as a Wyoming Company.

B. PRINCIPALS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries St. James Films LLC incorporated in the state of Nevada and ServeNation, Inc. (inactive). All material inter-company balances and transactions were eliminated upon consolidation.

C. BASIS OF ACCOUNTING

The Company utilizes the accrual method of accounting, whereby revenue is recognized when earned and expenses when incurred.  The financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information.  As such, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments considered necessary for a fair presentation have been included and these adjustments are of a normal recurring nature.

D. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

E. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand; cash in banks and any highly liquid investments with maturity of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

F. COMPUTATION OF EARNINGS PER SHARE

Net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period.   Due to the net loss, the options and stock conversion of debt are not used in the calculation of earnings per share because the stock conversions and options are considered to be antidilutive.

G. INCOME TAXES

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company’s management has reviewed the Company’s tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore the implementation of this standard has not had a material effect on the Company.

H. REVENUE RECOGNITION

Revenue for license fees is recognized upon the execution and closing of the contract for the amount of the contract. Contract fees are generally due based upon various progress milestones. Revenue from contract payments are estimated and accrued as earned. Any adjustments between actual contract payments and estimates are made to current operations in the period they are determined.

I. FAIR VALUE MEASUREMENT

The Company determines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability.  US GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The established fair value hierarchy prioritizes the use of inputs used in valuation methodologies into the following three levels:

•
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

•
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

J. STOCK-BASED COMPENSATION

The Company measures and recognizes compensation expense for all share-based payment awards made to employees, consultants and directors including employee stock options based on estimated fair values.  Stock-based compensation expense recognized for the three and six months ended June 30, 2014 was $24,000 and for the three and six months ended June 30, 2013 was $0 respectively.  Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that vest during the three and six months ended June 30, 2014 and 2013.

K. SALES AND ADVERTISING

The costs of sales and advertising are expensed as incurred.  Sales and advertising expense was $0 and $0 for the three and six months ended June 30, 2014 and 2013, respectively.

L. NEW ACCOUNTING PRONOUNCEMENTS

The Company reviews new accounting standards as issued. No new standards had any material effect on these financial statements. The accounting pronouncements issued subsequent to the date of these financial statements that were considered significant by management were evaluated for the potential effect on these consolidated financial statements. Management does not believe any of the subsequent pronouncements will have a material effect on these consolidated financial statements as presented and does not anticipate the need for any future restatement of these consolidated financial statements because of the retro-active application of any accounting pronouncements issued subsequent to June 30, 2014 through the date these financial statements were issued.

M. FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at costs and consists of furniture and fixtures, computers and office equipment. We compute depreciation using the straight-line method over the estimated useful lives of the assets.  Expenditures for major betterments and additions are charged to the property accounts, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are charged to expense.

N. INTELLECTUAL PROPERTY

Intangible assets (intellectual property) are recorded at cost and are amortized over the estimated useful life of the asset.  Management evaluates the fair market value to determine if the asset should be impaired at the end of each year.

O. IMPAIRMENT OF LONG-LIVED ASSETS

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable.  Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.
Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances.

An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

NOTE 2 - GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.  At December 31, 2013, the Company had a loss from operations, for the year ended, of $231,854, an accumulated deficit of $2,679,451 and negative working capital of $2,701,472.  The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern.

The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its common stock or debt financing in order to operate and grow the business.  There can be no assurance that the Company will be successful in raising such capital.  The key factors that are not within the Company's control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the Company's business plan, the ability to raise capital in the future, the ability to expand its customer base, and the ability to hire key employees to provide services.  There may be other risks and circumstances that management may be unable to predict.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2014 and December 31, 2013 consists of the following:

Depreciation expense for the six months ended June 30, 2014 and 2013 was $180 and $180 respectively.   Depreciation expense for the three months ended June 30, 2014 and 2013 was $90 and $90 respectively.  Property and equipment are recorded at cost. Depreciation is computed on the straight-line method, based on the estimated useful lives of the assets of 5 years.

NOTE 4 – INTANGIBLE ASSETS

Intangible Assets at June 30, 2014 and December 31, 2013 consists of the following:

	June 30, 2014	December 31, 2013

Furniture and Fixtures	$1,800	$1,800
Less: Accumulated Depreciation	(1,260)	(1,080)
Net Property and Equipment	$540	$720

The Company invests in various intellectual properties such as short stories and novels to be developed into future movie projects.  By definition these intangible assets are amortized over a 15 year period.  Amortization expense for the six months ended June 30, 2014 and 2013 was $14,667 and $14,667 respectively.  Amortization expense for the three months ended June 30, 2014 and 2013 was $7,333 and $7,333 respectively.

NOTE 5 – ACCRUED COMPENSATION

 The Company has entered into an employment agreement with its CEO to pay him an annual salary of $60,000.   This salary was accrued for the year ended December 31, 2013.   As of June 30, 2014, there is $90,000 accrued for officer or director compensation.

NOTE 6 –NOTES AND OTHER LOANS PAYABLE

On January 30, 2012 the company agreed to pay Saint James Films $100,000 in the form of a convertible promissory note with a term of one year at 10 % interest compounded semiannual.  In July of 2013 the Company signed a promissory note for $25,000 with William Eilers, an attorney providing various legal services.  The note becomes due on August 8, 2014 and carries a per annum interest rate of 14%. Beginning in 2011 the Company entered into a series of $7,500 with Shaun Deidrich that total $90,000.  They are demand notes carrying an 8% per annum interest rate. The company currently has convertible notes totaling $594,060 due to New Opportunity Business Solutions:

The following schedule is Notes Payable at June 30, 2014 and December 31, 2013.

Description	06/30/2014	12/31/2013

Convertible note payable, due January 27, 2013; interest at 10%	$100,000	$100,000
Convertible note payable due August 8, 2014; interest at 14%	25,000	25,000
Convertible note payable due January 12, 2013; interest at 8%	90,000	90,000
Convertible note payable due December 27, 2009; interest at 15%	200,000	200,000
Convertible note payable due December 27, 2010; interest at 12%	194,060	194,060
Convertible note payable due December 27, 2011; interest at 12%	200,000	200,000
Less: Discount on note payable	(3,125)	(15,625)

Total notes payable	$805,935	$793,435

Except for loan to the attorney, $25,000, the above loans are in default.

The Company evaluated the terms of the notes in accordance with ASC Topic No. 815 - 40, Derivatives and Hedging - Contracts in Entity’s Own Stock and determined that the underlying common stock is indexed to the Company’s common stock. The Company determined that the conversion features meet the definition of a liability and therefore bifurcated the conversion feature and accounted for it as a separate derivative liability. The Company evaluated the conversion feature for a beneficial conversion feature. The effective conversion price was compared to the market price on the date of the note and was deemed to be less than the market value of underlying common stock at the inception of the note. Therefore, the Company recognized a beneficial conversion feature, to the extent of the note, and applied as a debt discount to the Convertible Notes Payable and amortized to interest expense over the terms of the note.

The features of the notes resulted in the recognition of a derivative liability.  The Company valued the features using the Black-Scholes Model, which resulted in a potential liability of $701,506 at June 30, 2014.

Assumptions used in the derivative valuation were as follows:

Weighted Average:
Dividend rate	0.0%
Risk-free interest rate	.11%
Expected lives (years)	1.00
Expected price volatility	11.22%
Forfeiture Rate	0.0%

As of July 31, 2014 and December 31, 2013 the derivative liability consists of the following:

	June 30, 2014	December 31, 2013

Beginning Derivative Liability	$700,276	$662,324
Components:
Change in derivative liability	1,280	1,837
Debt discount assigned to convertible notes payable	-	36,115

Ending derivative liability	$701,556	$700,276

NOTE 7–STOCKHOLDERS’ EQUITY (DEFICIT)

AUTHORIZED SHARES & TYPES

The Company has authorized 100,000,000 shares of preferred stock at a par value of $0.001 at June 30, 2014.

The Company has authorized 2,249,000,000 shares of common stock at a par value of $0.001 at June 30, 2014.

The Company relies on capital raised through loans, private placement memorandums and to assist in the funding of operations.

The Chief Executive Officer personally contributed $6,000 for the payment of rent for the year ended December 31, 2013.  The amount increased Additional Paid in Capital.

In April 2014, the Company issued 96,000,000 shares of restricted common stock valued at $24,000 for various consulting services to an outside third party advisory group.

During the six months ended June 30, 2014 a shareholder returned 125,000 of preferred stock valued at $125.00.

The Chief Executive Officer personally contributed rent of $1,500 for the three months ended June 30, 2014 and $3,000 for the six months ended June 30, 2014

NOTE 8 – INCOME TAXES

Deferred tax assets arising as a result of net operation loss carry forwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company’s evaluation was performed for the tax years ended December 31, 2013 and 2012 for U.S. Federal Income Tax and for the State of Wyoming.

A reconciliation of income taxes at statutory rates with the reported taxes follows:
	December 31, 2013	December 31, 2012

Loss before income tax benefit	$231,854	$552,307
Expected income tax benefit	(78,800)	(185,800)
Non-deductible expenses	-	-

Tax loss benefit not recognized for book purposes, valuation allowance	$78,800	$185,800
Total income tax	$-	$-

The Company has net operating loss carry forwards in the amount of approximately $2,679,451 that will expire beginning in 2029.   The deferred tax assets including the net operating loss carry forward tax benefit of $2,679,451 total $917,200 which is offset by a valuation allowance.  The other deferred tax assets include accrued officer compensation, stock based compensation, and amortization.

The Company follows the provisions of uncertain tax positions. The Company recognized approximately no increase in the liability for unrecognized tax benefits.

NOTE 9 – RELATED PARTY TRANSACTIONS

As of June 30, 2014, the Company’s CEO Mark Newbauer had advanced personal funds in the amount of $88,352 to pay various operating expenses.

NOTE 10 - INVESTMENT IN PARTNERSHIP

Commencing in 2010 the Company entered into a Partnership with Spoke Lane Entertainment which publishes graphic novel assets toward sales and film rights/screen adaptations.  The Company provided funds in the amount of $2,300 for the six months ended June 30, 2014 to pay various operating expenses.

NOTE 11 - COMMITMENTS

Office space for the Company has been provided by Mr. Newbauer, a stockholder and CEO as a capital contribution in the amount of $3,000 for the six months ended June 30, 2014 and June 30, 2013 and $1,500 for the three months ended June 30, 2014 and June 30, 2013 respectively.

NOTE 12 - SUBSEQUENT EVENTS

Certain literary rights were purchased on behalf of the Company and the rights were assigned to a third party in exchange for passive participation in exploitation of the rights.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This Current report on Form 10 contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “could”, “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential” and the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this report.

Significant Accounting Policies

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, valuation of intangible assets and investments, share-based payments, income taxes and litigation. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results that differ from our estimates could have a significant adverse effect on our operating results and financial position. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

Uncertainties

Although we are not a development stage company that has been in operation for some time, and we have generated any revenues from our business activities, we anticipate that we will require additional financing in order to complete our acquisition activities. We currently do not have sufficient financing to fully execute our business plan and there is no assurance that we will be able to obtain the necessary financing to do so. Accordingly, there is uncertainty about our ability to continue to operate if we undergo any acquisition or to even undergo an acquisition. Our success is highly determined upon the operations of our wholly owned subsidiary.

Plan of Operations

The following plan of operation provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read along with our financial statements and notes thereto. This section includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our predictions.

Results of Operations

Our results of operations are presented below:
Results of Operations for the Twelve Months Ended December 31, 2013 compared to the Twelve Months Ended December 31, 2012.

During the twelve months ended December 31, 2013 we incurred a net loss of $(231,854), compared to a net loss of $(552,307) during the same period in fiscal 2012. The decrease in our net loss during the year ended December 31, 2013 was primarily due to decreased General and Administrative Expenses and operating costs relating to salaries and other general and administrative expenses.

Our total operating expenses for the year ended December 31, 2013 were $157,812, compared to operating expenses of $418,259 during the same period in fiscal 2012. Additionally, we incurred interest expense due to interest payments for the year ended December 31, 2013 of $85,951 compared to $94,163 during the same period in fiscal 2012.

Liquidity and Capital Resources

As of December 31, 2013 we had $2,595 in cash and $419,564 in total assets, and $1,883,695 total liabilities as compared to $0 in cash, and $445,974 in total assets, and $1,684,251 in total liabilities as of December 31, 2012.

We are dependent on our revenues for cash flow, as we have minimized cash flow requirements through equity or debt financing.  However, as we intend to expand operations, it is likely that we will require cash flow from financing in the future which could affect our ability to become cash flow positive.

For the year ending  December 31, 2013 we provided net cash of $2,595 on operating activities, compared to net cash used of $113,959 on operating activities during the same period in fiscal 2012.

During the year ended December 31, 2013, net cash of $688 was used on investing activities compared to net cash of $17,546 used during the same period in fiscal 2012.

During the year end December 31, 2013, net cash of from loans from stockholder of $688 was provided in the financing activities compared to net cash from loans from stockholder of $71,115 and common stock sales of $38,000 resulting in an increase of cash of $109,115 during the same period in fiscal 2012.

We have yet to determine precisely how we will structure future acquisitions and how we intend to pay for them.  We may require additional financing, but we are uncertain as to whether we will finance acquisitions or use equity as purchasing currency.  In either case, our acquisitions may have a negative effect on stockholder equity.

Results of Operations for the Three and Six Months Ended June 30, 2014 compared to the Three and Six Months Ended June 30, 2013.

During the three and six months ended June 30, 2014 we incurred a net loss of $(71,638) and $(128,897), compared to a net loss of $(64,940) and $(109,973) during the same period in fiscal 2013, respectively. The increase in our net loss during the six months ended June 30, 2014 was primarily due to increased Professional expenses.

Our total operating expenses for the three and six months ended June 30, 2014 were $43,918 and $73,453, compared to operating expenses of $25,821 and $49,846 during the same period in fiscal 2013, respectively. Additionally, we incurred interest expense due to interest payments for the three and six months ended June 30, 2014 of $20,832 and $41,664 compared to $21,008 and $42,016 during the same period in fiscal 2013, respectively.

Liquidity and Capital Resources

As of June 30, 2014 we had $0 in cash and $404,422 in total assets, and $1,970,450 total liabilities as compared to $2,595 in cash, and $419,564 in total assets, and $1,883,695 in total liabilities as of  December 31, 2013.

We are dependent on our revenues for cash flow, as we have minimized cash flow requirements through equity or debt financing.  However, as we intend to expand operations, it is likely that we will require cash flow from financing in the future which could affect our ability to become cash flow positive.

For the six months ended June 30, 2014  $1,595 of net cash was used on  operating activities, compared to no cash used on operating activities during the same period in fiscal 2013

During the six months ended June 30, 2014, net cash of $2,300 was used on investing activities compared to no cash provided or used during the same period in fiscal 2013.

During the six months ended June 30, 2014, cash of $1,300 was provided by financing activities compared to no cash provided or used during the same period in fiscal 2013.

We have yet to determine precisely how we will structure future acquisitions and how we intend to pay for them.  We may require additional financing, but we are uncertain as to whether we will finance acquisitions or use equity as purchasing currency.  In either case, our acquisitions may have a negative effect on stockholder equity.

Future Financings

We have not yet determined a need for future financing.

Acquisition of Sites and Equipment and Other Assets

Although we have disclosed several potential acquisition targets, we have yet to settle upon the appropriate course of action, thus we are not able to calculate future costs of acquisitions.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to stockholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on our operations or financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

ITEM 3.  PROPERTIES

Mike The Pike Productions Inc. does not own any significant property

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this report, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholders listed below have direct ownership of his/her shares and possess voting and dispositive power with respect to the shares.

Name and Address Beneficial Owner	Number of Shares	Percentage of Ownership

Mark Newbauer [1]	12,668,500	63.3%

Ted Chalmers [2]	3,989,000	19.5%

All Officers and Directors as a Group (2 persons)	16,657,500	82.	8%

[1]  Mark Newbauer is our President, CEO and a member of the Board of Directors.
[2]  Ted Chalmers is our, Secretary, Treasurer and a member of the Board of Directors.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Officers and Directors

Our current board of directors consists of two individuals, Ted Chalmers, Mark Newbauer.  Each director will serve until his or her successor is elected and qualified. Our officers are elected by the board of directors to a term of one (1) year and each serve until his or her successor is duly elected and qualified, or until he or she is removed from office. The board of directors has no nominating, auditing or compensation committees.

The person named above has held his offices/positions since our inception and is expected to hold his offices/positions until the next annual meeting of our stockholders.

ITEM 6.  EXECUTIVE COMPENSATION

Background of officers and directors

Mark B. Newbauer CEO/Founder

Mark B. Newbauer graduated from the renowned film and producer's track at Columbia College Chicago as well as The Second City Chicago Training Center where he was a writer, director and performer. His debut short, Dreamkiller, is an ambitious take on Sirhan Sirhan and the events leading up to the RFK assassination. Dreamkiller was winner of "Best of the Fest" at the 1999 New York International Independent Film and Video Festival. Newbauer also worked in the Talent and Literary departments at The Gage Group, an agency with offices in New York and Los Angeles.

After more than a decade in the entertainment industry, Newbauer took his passion for both the art of filmmaking and the business sense necessary for a thriving brand, and launched Mike The Pike Productions Inc., a full-spectrum entertainment firm with a focus in Feature Films and Graphic Novel Entertainment. Recently, Newbauer, obo Mike The Pike, secured the film rights to the World Fantasy Award-winning werewolf thriller, George R.R. Martin's The Skin Trade; and produced White Space, an effects driven sci-fi thriller starring Holt McCallany and Zulay Henao. In early 2012, Newbauer strategized to launch MTP Media Holdings to envelop Mike The Pike Productions Inc., Spokefish Entertainment and newly acquired subsidiary, Saint James Films, LLC, which specializes in low-budget, entertaining genre films for the global marketplace.

James DiPrima CFO

Mr. DiPrima, (65 has a Bachelor of Science in Business Administration from Creighton University, Omaha, Nebraska.  His career includes 40 years of finance and accounting in both the public and private sectors. He has held various positions with start-up companies.  He has served as chief executive officer of MBD Midwest, a holding company for national pack and ship franchises where he managed the development of retail outlets in multiple states.  Mr. DiPrima has been working in various positions with public traded companies since 1995.  His accomplishments included guiding several companies through the reverse merger process, raising capital and consulting on various mezzanine financings. Most recently he has acted as chief executive officer of Rising India, Inc. (OTC: RSII) a public company that is developing assisted living facilities.  He has also served as CFO for Coastal Technologies, Inc. a public traded company (NQB: CTTJ) that provided  IT outsourcing and billing software solutions to the healthcare industry and as CEO of  Netcoast Communications, Inc. (NQB: NCST) a manufacturer of testing equipment for natural gas pipelines.  This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.  The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officer.

Summary Compensation Table

Name And Principal Position (a)	Year (b)	Salary (US$) (c)	Bonus (US$) (d)	Stock Awards (US$) (e)	Option Awards (US$) (f)	Non- Equity Incentive Plan Compensation (US$) (g)	Nonqualified Deferred Compensa- tion Earnings (US$) (h)	All Other Compen- sation (US$) (i)	Total (US$) (j)

Mark Newbauer	2013	$60,000	-	-	-	-	-	-	$60,000
President, CEO	2012	$43,641	-	$100,000	-	-	-	-	$143,641
Director	2011	-	-	-	-	-	-	-	-

Ted Chalmers [1]	2013	-	-	-	-	-	-	-	-
CFO, COO	2012	-	-	-	-	-	-	-	-
	2011	-	-	-	-	-	-	-	-

There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers and directors other than as described herein.

Long-Term Incentive Plan Awards

We not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

As of the date hereof, we have not entered into employment contracts with our sole officer and do not intend to enter into any employment contracts until such time as it profitable to do so.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Mr. Newbauer will continue to operate the subsidiary.  In addition, Mr. Newbauer is a shareholder in at least one potential acquisition candidate.  Once terms are finalized, the Company will fully disclose the same.

ITEM 8.  LEGAL PROCEEDINGS

On October 9, 2014, the Company received a complaint filed against the Company and Mark B. Newbauer, our CEO, personally, in Douglas County Court, Omaha, Nebraska, regarding its option on certain literary rights, which were held by the Company through September 3, 2014. The Complaint alleges three causes of actions, a) breach of contract; b) anticipatory breach of contract; and 3) fraudulent misrepresentation.  Company executives are aware of the Complaint in full, which was submitted on behalf of Panthera Entertainment, Matt Flynn and Edward Jarzobski, named as Plaintiffs in the Complaint.  Plaintiffs had an option with MikeThe Pike through August 31st, 2014 to perform in a certain capacity.  It is the contention of the Company that Plaintiffs materially failed to do so.  The Complaint seeks damages equal costs associated with the action and other such relief as the court deems just and equitable.  We have sought local counsel in the proper jurisdiction and shall file our reply in a timely manner.

ITEM 9.  MARKET PRICE OF AND DIVIDEND ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company’s common stock quoted on the OTC Bulletin Board under the symbol “MIKP” There has been minimal reported trading to date in the Company’s common stock.

As of June 16, 2014, there were approximately 33 holders of record of the Company’s common stock.

As of June 16, 2014: (i) 0 shares of common stock are subject to outstanding options or warrants to purchase, or securities convertible into, common stock; (ii) 0 shares of common stock can be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, and (iii) 510,000 shares of common stock are being, or has been publicly proposed to be, publicly offered by the Company.

Dividends

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of its business. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

None.

ITEM 10.  RECENT SALE OF UNREGISTERED SECURITIES

See Item 1.01.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

No securities will be registered at this time.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under our Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our Most Unexceptional interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Wyoming.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Wyoming law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 2.01 and the exhibits index below and corresponding exhibits, which are incorporated herein by reference.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no disagreements on accounting and financial disclosures from the inception of our company through the date of this Form 10

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

See Item 2.  Financial Information.

(b)  The exhibits listed below are filed herewith, as part of this Form 10.

Exhibit No.	Description

3.1	Certificate of Incorporation of Reflexor, Inc. filed May 24, 1996

3.2	Certificate of Amendment of Pine Ridge Holdings, Inc. changing the name to Mike the Pike Productions, Inc. dated June 8, 2009.

3.3	Articles of Incorporation of Mike the Pike Merger Sub, Inc. (WY), dated September 29, 2010

3.4	Articles of Merger between Mike the Pike Productions, Inc. (NV) and Mike the Pike Merger Sub, Inc. (WY), dated October 10, 2010.

3.5	Bylaws of the Company.

3.6	Board Resolutions and State Filings showing change in officers and directors.

3.7	Designation of Preferred Shares.

10.1	Purchase and Sale Agreement between Mike the Pike Productions, Inc. and Saint James Films, LLC dated January 11, 2012

10.2	Distribution Agreement between TomCat Films, LLC and Saint James Films, LLC dated May 9, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mike The Pike Productions Inc.
(Name of Registrant)

Date: October 27, 2014	By:	/s/ Mark Newbauer
Name: Mark Newbauer
Title: President and Chief Executive Officer

	By:	/s/ James DiPrima
Date: October 27, 2014		Name: James DiPrima
Title: Chief Financial Officer